

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Donald Allan, Jr.
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re: Stanley Black & Decker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2021**
> **Filed February 18, 2021**
> **File No. 001-05224**

Dear Mr. Allan, Jr.:

We have reviewed your May 6, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the comment in our April 26, 2021 letter.

Form 10-K for the Fiscal Year ended January 2, 2021

Financial Statements
Notes to Consolidated Financial Statements
J. Capital Stock, page 93

1. We note your response to our prior comment where you indicated that you evaluated the settlement provisions and concluded that, at inception, it was probable that your share price would be at our below the reference price, which would result in the issuance of a fixed number of shares upon settlement. Based on our analysis of your share price at the time of issuance of both the 2017 and 2019 equity units, and the reference prices contained in both of those equity unit agreements, it appears this conclusion is based on the fact that you believe it was probable at inception that your share price would remain the same or decline upon settlement three years later. Please provide the following

information about the assumptions and the related outputs obtained from the analysis you performed for both the 2017 and 2019 equity unit issuances:

- Tell us why an equity growth assumption was not used in your baseline analyses and why you believe this assumption is reasonable.
- Explain how the equity growth assumption was incorporated in your sensitivity analyses and how the sensitivity and baseline analyses interact to arrive at your overall conclusion. For example, explain whether and how the baseline and sensitivity analyses are weighted.
- The output from the model and assumptions utilized, including the illustrative probability distribution, and the actual probability that your share price will be less than or equal to the reference price in each of the contracts.
- Tell us whether you performed an overall analysis to evaluate the output from the model. For example, tell us how you evaluated whether it was a reasonable conclusion that it was probable that your share price would remain the same or decline three years later in both 2017 and 2019 at the time of the equity unit issuances. Explain if this outcome was consistent with other internal projections you were making about your share price, such as for compensation or other related projections or valuations.

We may have further comment upon receipt of your response.

 You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing